Exhibit 99.3
ASML Continues Share Buyback Program
VELDHOVEN, the Netherlands, February 14, 2007 — Consistent with prior disclosures, ASML intends to buy back the remaining 1.7 percent of outstanding ordinary shares as authorized by the Annual General Meeting of Shareholders on March 23, 2006. The share buy back of the approximately 8 million shares, will take place between February 14, 2007 and March 27, 2007. The repurchased shares will be used to cover outstanding stock options.
The maximum amount to be paid for the shares to be repurchased is 110% of the average highest price for the shares on Euronext Amsterdam in the period of five days prior to the relevant buy back.
To effect the share buyback, ASML has entered into an agreement with a bank. Under the terms of the agreement, the exact number of shares that are to be purchased by the bank and delivered to ASML, as well as timing of the purchases, is left to the discretion of the bank, within pre-agreed ranges.
ASML reiterates its commitment to return excess cash to shareholders and reduce the number of shares outstanding. The company will prepare for additional potential share buyback programs, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007. Further information will be disclosed in due course.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com
Media Relations Contacts
Angelique Paulussen — Corporate Communications — +31 40 268 6572 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 408 383 4005 — Tempe, Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands